Exhibit 8.1

SUBSIDIARIES OF OTONOMO TECHNOLOGIES LTD.

Name of Subsidiary	Jurisdiction of Organization
Otonomo Inc.	Delaware (USA)
Otonomo GmbH	Germany
Otonomo Merger US Inc.	Delaware (USA)
Neura, Inc.	Delaware (USA)
Neura Labs Ltd.	Israel